

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 9, 2008

via U.S. mail

Peter Ntephe
Interim Chief Executive Officer
ERHC Energy Inc.
5444 Westheimer Road
Suite 1440
Houston, TX 77056

> **Re: ERHC Energy Inc.**
> **Supplemental Response to Form 10-K**
> **for Fiscal Year Ended September 30, 2007**
> **Submitted March 26, 2008**
> **File No. 0-17325**

Dear Mr. Ntephe:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Annual Report on Form 10-K for the fiscal year ended September 30, 2007

General

1.   We note your April 22, 2008 announcement regarding your leadership changes. Please advise why you did not file a current report on Form 8-K to disclose such changes. See Item 5.02 of Form 8-K.

Item 1. Business

2.   You state in the "Overview" subsection that "The Company's goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa." Clarify, if true, that the exploration

will not be done directly by you, but rather by third parties with whom you have contractual relationships, such as Addax Petroleum Inc. and Sinopec Corp.

3.   The disclosure under the subsection "Current Business Operations" is confusing in that it appears to focus on the transactions whereby ERHC obtained its exploration rights rather than clearly discussing ERHC's interests and the operations (either of ERHC or of third parties) in connection with those interests. We note, for example, that the disclosure on ERHC's website under "Operations—Joint Development Zone" and "Operations—Exclusive Economic Zone" presents a more readily understandable discussion of the company's current business. Please consider revising accordingly. Please keep in mind, however, the requirements and strictures of the federal securities laws, including Industry Guide 7.

The information currently disclosed in this "Current Business Operations" subsection should be placed in another subsection entitled "General Development of Business" or some other more appropriately descriptive subtitle.

4.   We reissue our prior comment 6. Please file as exhibits to your filing all material contracts, including, without limitation, the participation agreements described under the heading "Current Business Operations." You should submit such agreements with your next response letter. We may have further comment.

5.   Please provide on a supplemental basis a copy of the "results of a prospective oil and contingent gas resources report" of JDZ Blocks 2, 3 and 4 to which you refer in your supplemental response. We may have further comment.

Item 2. Properties

6.   We reissue our prior comment 8. Please expand in this section your disclosure regarding your interest in Blocks 2, 3, 4, 5, 6 and 9. We expect that such disclosure would clarify the meaning of the term "working interest" as used in this section and would describe all material terms of the option agreement with the Democratic Republic of Sao Tome and Principe and the administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority, including, among other information, the terms under which such interests will expire or terminate. In addition, such disclosure should indicate whether you are obligated to expend funds to maintain these interests, and if so, how much you have expended to date.

7.   Please explain what the percentages for each Block mean. For example, with respect to JDZ Block 2, what does the 22% represent? A 22% interest in all revenues obtained from Block 2, a right to license 22% of the area in Block 2, or

some other right? Please ensure you also include this information in the newly revised "Current Business Operations" subsection in connection with comment 3 above.

8.   We reissue our prior comment 9. Please file the administration agreement as an exhibit to your amended filing. You should submit such agreement with your next response letter. We may have further comment.

Item 7. Management's Discussion and Analysis of Financial Condition and Plan of Operations

Liquidity and Capital Resources

9.   Please discuss your liquidity in the context of your potential liabilities referenced in your risk factor "The Company is under investigation by the SEC, the DOJ and the U.S. Senate Subcommittee…." See prior comment 10.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

10.   We note your response to our prior comment 11. However, to the extent that you provide a description of the term "disclosure controls and procedures," please ensure that such description corresponds with the definition of "disclosure controls and procedures" set forth in Exchange Act Rule 13a-15(e). In addition, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Item 10. Directors and Executive Officers of the Registrant; Corporate Governance

11.   Please disclose when Mr. Jeter joined your board of directors.

12.   Please advise why your executive compensation and director compensation disclosure included in your draft supplemental response is materially different from the disclosure provided in your proxy statement filed on March 18, 2008. With respect to your disclosure in your annual report on Form 10-K, you should provide all disclosure required by Item 402 of Regulation S-K.

Compensation of Directors

13.   Please provide information regarding the compensation of directors in the tabular format set forth in Item 402(k) of Regulation S-K.

14.   Please note that, with respect to awards of stock, Item 402(k)(2)(iii) requires disclosure of the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. In addition, the Instruction to Item 402(k)(2)(iii) and (iv) requires the disclosure by footnote of the grant date fair value of each equity award computed in accordance with FAS 123R. It is not clear what the "value of 2007 common stock issuances" represents in your table in your supplemental response. Please revise your filing to provide the required disclosure.

15.   Please disclose by footnote the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end for each director. See the Instruction to Item 402(k)(2)(iii) and (iv).

16.   Please provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in the table. Such factors may include, among other things, a description of standard compensation arrangements. See Item 402(k)(3). For example, we note the disclosure provided in your proxy statement filed on March 18, 2008.

Director Independence

17.   We note your disclosure in your supplemental response regarding your independent directors. Please note that Item 407(a) of Regulation S-K requires that, when determining whether its directors are independent, a registrant that is not a listed issuer must use a definition of independence of a national securities exchange or of an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. In addition, such a registrant must state which definition it used. Please revise your filing to provide such disclosure.

Item 11. Executive Compensation

Compensation Discussion and Analysis

18.   We note your disclosure in your supplemental response that you believe that you must provide a total compensation package that is above the median to attract and retain the required executive personnel and the disclosure that base salaries are designed to be comparable to like positions in the marketplace from where you

recruit. Explain what you are using for comparison when you talk about a "median" or "market median". To the extent that you engage in benchmarking of total compensation, or any material element of compensation, please disclose this and also identify the benchmark, and if, applicable, its components (including component companies). See Item 402(b)(2)(xiv).

2006 Executive Compensation

19.   We note your disclosure in your supplemental response regarding executive compensation for 2006. Please provide the relevant information required by Item 402 of Regulation S-K for fiscal year 2007.

20.   We note your disclosure in your supplemental response that you may grant restricted stock, stock options and other equity-based awards to your employees and others. We also note your disclosure that your annual grants of equity awards are tied to the achievement of your annual performance objectives.

Please expand your disclosure regarding such awards to identify how and why your compensation committee determined to grant the shares of restricted stock granted to Mr. Luca in 2007. Such disclosure should also include how your compensation committee determined the number of shares to grant to Mr. Luca. See Item 402(b)(1).

With respect to the shares of restricted stock granted to Mr. Luca, please identify the relevant "annual performance objectives." If you believe that disclosure of the targets or other factors would cause you competitive harm, discuss this supplementally, using the standard you would use to request confidential treatment. See Instruction 4 to Item 402(b).

Summary Compensation Table

21.   Please revise your filing to include the disclosure required by Item 402(c) of Regulation S-K with respect to your fiscal year 2006. Such disclosure should include the disclosure of compensation awarded to, earned by, or paid to the "named executive officers." See Item 402(a)(2) and (a)(3). We note that in your supplemental response you have removed the disclosure regarding compensation for your 2006 fiscal year.

22.   Please provide a narrative description of any material factors necessary to an understanding of the information provided in your summary compensation table and your grants of plan-based awards table. See Item 402(e). For example, please explain which stock awards relate to the $17,700 reflected in your summary compensation table for Mr. Luca as set forth in your supplemental

response. In addition, please disclose, with respect to the 60,000 shares of restricted stock granted to Mr. Luca during your fiscal year 2007, in what way such shares were restricted, and provide the required information regarding the grant date.

23.   Please revise footnote 1 to your summary compensation table to refer to the relevant fiscal year. We note your reference in your supplemental response to your "fiscal year ended December 31, 2006."

24.   Please revise your footnote 3 to include the information that appears to be missing in your supplemental response.

Grants of Plan-Based Awards

25.   Please revise your grants of plan-based awards table to disclose the information specified in Item 402(d)(2) for your fiscal year 2007. For example, we noted that the option grant to Mr. Ledbetter was made subsequent to your fiscal year-end.

Outstanding Equity Awards at Fiscal Year-End

26.   Please revise your outstanding equity awards at fiscal year-end table to provide the information required by Item 402(f)(2) for your fiscal year 2007. For example, we note your reference in your supplemental response to your fiscal year ended December 31, 2006 and the inclusion of the option grant to Mr. Ledbetter in December 2007.

Option Exercises and Stock Vested

27.   Please revise your option exercises and stock vested table to provide the information required by Item 402(g) with respect to your fiscal year 2007. For example, we note your reference in your supplemental response to stock options exercised and restricted stock vested during 2006.

Employment Contracts

28.   Please file your employment agreement with Mr. Ledbetter as an exhibit to your annual report. See Item 601(b)(10) of Regulation S-K.

29.   We note your disclosure in your supplemental response that you do not pay Mr. Luca base salary for his services as Interim Chief Officer. Please reconcile this disclosure with the disclosure of base salary paid to him during fiscal year 2007 as disclosed in your summary compensation table set forth in your supplemental response.

Item 13. Certain Relationships and Related Transactions

30.   Please provide the disclosure required by Item 404(b) of Regulation S-K with
        respect to your policies and procedures for the review, approval or ratification of
        related party transactions. For example, we note the disclosure in your proxy
        statement filed on March 18, 2008 regarding such policies.

Exhibits 31.2 and 32.1

31.   We reissue our prior comment 13. Please ensure that the certifications reflect the
        exact language required by Item 601(b)(31) of Regulation S-K. In addition,
        please ensure that you file newly executed certifications with your amended 10-K.

                                        ***

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: R. Winfrey
        T. Towner
        L. Nicholson